Exhibit 6.47

ROYALTY OPTION AGREEMENT

This Royalty Option Agreement (“Agreement”) is entered into as of February 19, 2026, by and between RoyaltyTraders LLC dba SongVest, a Delaware limited liability company (“SongVest”) at 1053 East Whitaker Rd Suite 115, Raleigh, NC 27604, and Sean Peace of 3724 Congeniality Way Raleigh, NC 27613 (“Seller”) and, collectively with SongVest, the “Parties.”

WHEREAS, Seller is granting to SongVest an exclusive option to enter into the Transaction (as defined below);

WHEREAS, subject to satisfaction of the Option Threshold (as defined below), Seller will sell to SongVest the right to receive Royalties deriving from the Portfolio during the Royalty Periods (as listed on Schedule A), and SongVest will issue proceed rights units (each, a “Unit,” and collectively, the “Proceed Rights”) to third-party investors via the SongVest platform;

WHEREAS, the Parties desire to memorialize their agreement regarding the Royalties to be directed and paid to SongVest in exchange for payment of the Purchase Price to Seller;

NOW, THEREFORE, in consideration of the mutual covenants herein, the Parties agree as follows:

Certain Defined Terms. For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Assets” means the assets contained in the Portfolio (e.g., Sound Recordings, Compositions) as listed on Schedule A attached hereto and made a part hereof.

“Artist(s)” means those recording artists whose musical performances are embodied in the Assets contained in the Portfolio, if any, and as set forth on Schedule A.

“Compositions” means those musical compositions the titles of which are set forth on Schedule A, if any.

“Distributor(s)” means any third-party distributor, including a record label or online digital distribution company, that sells, markets, and/or distributes sound recordings embodying the Assets.

“Fees and Expenses” means the fees and expenses, including Anticipated Fees, incurred by SongVest for its time and effort to place the Proceed Rights into the Offering and market the Units and Proceed Rights to the general public. Fees and Expenses include, without limitation, legal and other regulator costs related to completing the Offering memorandum and closing. Anticipated Fees are outlined in Schedule B, though actual Fees and Expenses may differ.

“Net Revenue” means the Royalties generated from the Portfolio Assets less any service fee charged by the Distributor (or other third party) and current taxes payable during the current period as withheld by the Distributor (or other third party) for the sole purpose of remittal to an entity with taxing authority in the normal course of business.

“Offering” means the offering held by SongVest via the Site wherein investors are issued the Units and Proceed Rights.

“Option Threshold” means $1.00.

“Percentage Interest” means the percentage of Seller’s revenue that is available for SongVest to receive from the Seller with respect to the Revenue Sources, up to a maximum of One-Hundred percent (100%), subject to clause 6 of Schedule A.

“Portfolio” means the portfolio of Assets as set forth on Schedule A.

“PRO” means Seller’s public performance rights organization, if any.

“Purchase Price” means the purchase price for the Royalties by SongVest as set forth on Schedule A.

“Sound Recordings” means those sound recordings embodying the performances of Artist(s) and set forth on Schedule A, if any.

“Revenue Sources” means those sources of revenue earned and received by Seller and from which the Royalties are derived from the Assets, which may include, as set forth herein, streaming of the Sound Recordings, record sales, neighboring rights, licensing, or digital sales.

“Royalty Period” means, with respect to the Royalties, the period commencing with the initial payment of the Royalties to SongVest and ending on such date as set forth in Schedule A.

“Royalties” means the royalties payable to SongVest in connection with the Portfolio that derive from the Revenue Sources based on the Percentage Interest.

“Royalty Interest” means the percentage of the Royalties that SongVest is entitled to as set forth in Schedule A based on the Percentage Interest.

“Seller Agreements” means those agreements between Seller and third parties, including Artists and/or Distributors, wherein Seller is entitled to receive the Percentage Interest of all Assets.

“Streaming” means the Net Revenue payable to Seller derived from the Portfolio (including all Assets) from Distributor, Artist, Publisher, and/or PRO, as applicable, from all digital streaming platforms (e.g., Spotify) and reported by any source (digital service providers, SoundExchange, Distributor or other companies collecting streaming income on the Portfolio).

“Term” means the term of this Agreement, which Term shall commence on the date of signature of this Agreement and continue until the earlier of (a) the date that is twelve (12) months following the Effective Date, if the Option Threshold has not been satisfied by such date; or (b) the date on which all Royalties payable with respect to all Royalty Interests sold and closed hereunder have been paid in full to SongVest. For the avoidance of doubt, upon satisfaction of the Option Threshold, SongVest’s option to enter into the Transaction shall be deemed exercised, and the Term shall continue through the expiration of all applicable Royalty Periods with respect to Royalty Interests sold and closed, regardless of whether the Offering is completed or additional Royalty Interests are sold.

“Videos” means those audiovisual recordings of Sound Recordings and set forth on Schedule A, if any.

1. Transaction/Offering.

a.	Seller hereby grants to SongVest the exclusive right during the Term to conduct the Offering. SongVest may conduct the Offering in one or more closings, including on a rolling or quarterly basis, in SongVest’s sole discretion.

b.	The Parties acknowledge and agree that the Option Threshold shall be deemed satisfied upon the funding of at least One Dollar ($1.00). Upon satisfaction of the Option Threshold, SongVest’s option shall be deemed exercised with respect to the Royalty Interests sold and closed from time to time.

c.	The Offering may be closed in one or more closings (each, a “Closing”). At each Closing, Seller shall irrevocably assign, grant, and convey to SongVest the applicable pro rata Royalty Interest corresponding solely to the portion of the Purchase Price funded at such Closing, as further set forth on Schedule A. No Royalty Interest shall vest or accrue except with respect to amounts actually sold and closed. Royalties attributable to Royalty Interests sold at a given Closing shall accrue only from and after such Closing and shall not relate back to any prior period.

d.	Promptly following each Closing, and in any event within five (5) business days of such Closing, SongVest shall remit to Seller the Purchase Price (without any deduction or set-off) funded at such Closing, in accordance with the payment instructions provided to SongVest by Seller.

2. Royalties. Seller agrees that, during the applicable Royalty Periods, all Royalties derived from the Portfolio Assets and applicable Revenue Sources shall be paid or directed to SongVest in accordance with this Agreement and Schedule A.

a.	Administration Election: Seller shall administer Royalties in one of the following manners, as elected by Seller in writing (Seller hereby elects option (ii)(Seller Administration)):

i.	Letters of Direction (“LODs”). Seller shall execute and maintain irrevocable letters of direction directing applicable distributors, publishers, administrators, PROs, and other revenue sources to remit directly to SongVest the applicable pro rata share of Royalties corresponding to Royalty Interests sold and closed; or

ii.	Seller Administration. Seller shall continue to administer and collect all Royalties and shall remit to SongVest, on a quarterly basis (or such other period as set forth on Schedule A), the applicable pro rata share of Royalties corresponding to Royalty Interests sold and closed.

Unless and until the Parties mutually agree otherwise in writing, Seller may continue Seller Administration indefinitely, including following the completion of the Offering.

Notwithstanding anything herein to the contrary, Seller shall only be required to execute or maintain Letters of Direction to the extent Seller elects LOD-based administration pursuant to this Section or as otherwise required under the “Change in Ownership; Sale of Fund” section below.

b.	Third-Party Noncompliance: Seller shall use commercially reasonable efforts to cause applicable third parties to comply with the elected administration method. In the event of any failure by a third party to remit Royalties as required, Seller shall remain responsible for remitting to SongVest the applicable Royalties.

c.	Audit and Reporting:

i.	If Seller elects Letters of Direction (“LODs”) pursuant to the Administration Election above (or if LODs are required under the “Change in Ownership; Sale of Fund” section below), Seller shall execute and maintain irrevocable letters of direction (“LOD”), a copy of which is attached hereto as Exhibit A, directing Distributor, Artist, Publisher, PRO and/or other third party, as applicable, to account and pay to SongVest the applicable pro rata share of Royalties corresponding to Royalty Interests sold and closed for the entire Royalty Period at the same time and on the same terms as such party is required to account to Seller.

ii.	If Seller elects Seller Administration pursuant to the Administration Election above (or if Seller elects Letters of Direction (“LODs”) pursuant to the Administration Election above (or if LODs are required under the “Change in Ownership; Sale of Fund” section below), and if Distributor, Artist, Publisher, PRO and/or other third party, as applicable, fails to account or pay Royalties to SongVest directly as required hereunder and instead pays such Royalties to Seller), Seller shall account to SongVest via a statement and pay all Royalties earned and received by Seller during such period no later than thirty (30) days after receipt by Seller of such Royalties. All payments shall be made to SongVest via wire transfer of immediately available funds pursuant to SongVest’s written instructions for same. In the event Seller conducts an audit of any of Distributor’s or Artist’s (or other distributor’s, publishers, PRO’s or licenses) books and records regarding the sale of any Asset in the Portfolio at any time during the Term, Seller shall notify SongVest thereof and allow, to the extent Seller has the right to allow, SongVest to participate in such audit as it relates to sales of Portfolio. In the event Seller receives any proceeds or awards from any such audit or other claim relating to the Portfolio, Seller will immediately notify SongVest thereof and pay to SongVest its proportionate share of the proceeds (subject to a deduction therefrom of Seller’s actual, verifiable costs in conducting such audit or claim). Upon SongVest’s request therefor and subject to SongVest covering the costs thereof, Seller agrees, to the extent Seller has the right to do so, to conduct an audit of Distributor’s or Artist’s books and records related solely to accountings in connection with Royalties hereunder. In the event such audit reveals an underpayment of any monies due and payable in connection with Assets that were the subject of such audit, Seller shall ensure that such additional monies are collected and paid directly to SongVest.

iii.	At any time within two (2) years after any statement is rendered to SongVest hereunder, SongVest shall have the right to, upon thirty (30) days written notice, examine Seller’s books and records with respect to such statement. Such examination shall be at SongVest’s sole cost and expense, by a certified public accountant or other qualified representative designated by SongVest. Such examination shall be made during Seller’s usual business hours at the place where Seller maintains the books and records which relate to the Portfolio and which are necessary to verify the accuracy of the statement. Seller shall have no obligation to produce such books and records more than once with respect to each statement rendered to SongVest. Unless notice shall have been given to Seller as provided hereinabove, each royalty statement rendered to SongVest shall be final, conclusive and binding on SongVest and shall constitute an account stated. SongVest shall be foreclosed from maintaining any action, claim or proceeding against Seller in any forum or tribunal with respect to any statement or accounting rendered hereunder unless such action, claim or proceeding is commenced against Seller in a court of competent jurisdiction within eighteen (18) months after the date such statement or accounting is rendered. All audit, accounting, reporting, payment timing, and interest provisions shall apply on a pro rata basis solely with respect to Royalty Interests sold and closed from time to time pursuant to this Agreement.

iv.	At any time within two (2) years after any payment is rendered to Seller by SongVest hereunder, Seller shall have the right, upon thirty (30) days’ written notice, to examine SongVest’s books and records solely to the extent reasonably necessary to verify the calculation and accuracy of such payment to Seller under this Agreement. Such examination shall be limited to records directly related to the determination of the amount payable to Seller hereunder and shall expressly exclude any records relating to (i) investor subscriptions, allocations, or distributions, (ii) the Offering or any securities-related matters, or (iii) any systems, records, escrow accounts, or processes maintained by North Capital or any other third-party service provider acting in a securities, escrow, or administrative capacity in connection with the Offering. Any such examination shall be conducted at Seller’s sole cost and expense, during SongVest’s usual business hours, and no more than once with respect to any payment. Unless notice is given as provided herein, each payment shall be final, conclusive, and binding upon Seller and shall constitute an account stated.

3. Seller’s Representations, Warranties and Covenants. The Seller hereby represents, warrants and covenants to SongVest that as of the date hereof:

a.	Seller: (i) owns and/or has the irrevocable, exclusive right to receive the Royalties free and clear of any mortgage, pledge, lien, charge, security interest, encumbrance, restriction or adverse claim of any nature whatsoever (collectively, “Liens”), other than any tax obligation that Seller must satisfy in connection with the purchase and sale of the Royalties hereunder, (ii) is not aware of any Liens being asserted against the Royalties, (iii) has not consented to the imposition of any Liens on the Royalties and (iv) has not sold, assigned, transferred or otherwise encumbered any of Seller’s rights in the Royalties to any person or entity other than SongVest;

b.	Seller is competent to enter into (and understands the terms of) this Agreement and has been represented by tax and accounting advisors and legal counsel in the negotiation and execution of this Agreement, or knowingly waived Seller’s right to do so;

c.	Seller intends to (and shall) fully and timely satisfy all tax obligations of Seller flowing from this Agreement from the proceeds Seller receives from SongVest hereunder; In the event Seller fails to satisfy tax obligations flowing from this Agreement, SongVest will not be subject to liability on behalf of Seller;

d.	Seller shall indemnify, defend and hold harmless SongVest, its agents, attorneys, employees, officers, directors, successors and assigns (collectively, the Indemnified Parties”) from and against all claims, losses, damages, penalties, judgments, lawsuits and all related costs and expenses of any nature (including legal fees and costs) (collectively, “Costs”) which may be incurred by or asserted against any of the Indemnified Parties arising out of, related to, or in connection with any breach or alleged breach by Seller of Seller’s obligations, agreements, covenants, representations and/or warranties in this Agreement.

e.	Seller has all necessary right, power, legal capacity and authority, and all necessary actions on the part of Seller (including action required to be taken by Seller’s officers, directors, shareholders, trustees, executors or representatives) have been duly and validly taken to authorize Seller: (i) to own the Royalties; (ii) to sell, assign and transfer the Royalties as provided herein; (iii) to effectuate the execution and delivery of this Agreement; (iv) to execute and deliver those documents and instruments referred to in the Schedules and Exhibits of this Agreement, and all other reasonably necessary documents or instruments contemplated hereby; and (v) to perform the terms, conditions, and obligations hereof and the transactions contemplated hereby. No approvals or consents of any persons or entities other than Seller are necessary in connection therewith, including, without limitation, any approval or consent by the Artists, Distributor, any co-writers or owners of the Assets, and/or any third-party publishers or PRO’s, as applicable.

f.	As of the date of execution of this Agreement, Seller has no outstanding, unrecouped, and/or unearned advances in respect of or affecting the Royalties and, at no time during the Term will Seller enter into any agreement affecting the payment of Royalties hereunder, including, without limitation, any agreement whereby Seller receives any advance or other monies that are recoupable from (or otherwise reduce) Royalties payable hereunder.

g.	All federal, state and local taxes accrued or owing by Seller to and including the date of execution of this Agreement arising out of or in connection with the Royalties, including without limitation any sales or transfer taxes resulting from the transaction contemplated herein, if any, have been or will be paid or caused to be paid by Seller. The Royalties are free and clear of any and all liens, charges, mortgages, pledges, claims, encumbrances, obligations or liabilities of any kind or nature whatsoever whether accrued, absolute, contingent or otherwise, which would negatively affect the transfer to SongVest of the right to receive the Royalties hereunder.

h.	Throughout the Term, Seller shall not take any voluntary action intended to materially impair, delay, or reduce the Royalties payable to SongVest pursuant to this Agreement. The foregoing restriction shall not apply to any of Sellers’s distributors, Publishers, or PROs, provided Seller shall provide written notice to SongVest of any sale by the foregoing promptly upon receiving notice from such third parties.

i.	Seller will not grant any rights or incur any obligations that are inconsistent with the rights granted herein or Seller’s obligations under this Agreement.

j.	Seller will maintain the power, right and authority to perform its obligations hereunder at all times during the Term.

k.	Each Seller Agreement is: (i) in full force and effect as of the date hereof, and shall remain in effect throughout the entire Term and (ii) a valid and binding agreement between Seller and the applicable third party (e.g., Artist) wherein Seller is irrevocably entitled to receive and retain all Royalties with respect to the Assets.

l.	At no time during the Term shall Seller terminate, rescind, revoke or attempt to terminate, rescind or revoke such Seller Agreement or any LOD without the prior written approval of SongVest.

SongVest hereby represents, warrants and covenants to the Seller that as of the date hereof SongVest has all necessary right, power, legal capacity and authority to (i) sell, market (directly or indirectly) advertise or promote securities as that term is understood by the U.S. Securities and Exchange Commission (SEC) including any related to the Portfolio, (ii) to effectuate the execution and delivery of this Agreement; (iii) to execute and deliver those documents and instruments referred to in the Schedules and Exhibits of this Agreement, and all other reasonably necessary documents or instruments contemplated hereby; and (iv) to perform the terms, conditions, and obligations hereof and the transactions contemplated hereby. This Agreement is legal, valid, and binding upon SongVest and is enforceable in accordance with its terms.

4. Distribution. Seller shall notify SongVest of any change in distributor, administrator, publisher, or other revenue source and shall cooperate fully to ensure uninterrupted payment of Royalties to SongVest, including execution of replacement LODs if required.

5. Change in Ownership; Sale of Portfolio. In the event Seller sells, transfers, assigns, or otherwise disposes of the Portfolio, any of the Assets, or any interest therein, or if there is any change of ownership or control of Seller (each, a “Change of Control Transaction”), Seller shall, and shall cause any acquiring or successor owner to, promptly take all actions necessary to ensure SongVest continues to receive its applicable share of Royalties without interruption or diminution.

Without limiting the foregoing, Seller shall ensure that all required assignments, notices, letters of direction, payee change forms, and other documentation are executed and delivered directly to all applicable distributors, publishers, administrators, collection societies, digital service providers, and other revenue sources to provide for SongVest to be paid directly, or through a mutually agreed payment mechanism, its applicable pro rata share of Royalties. Any acquiring or successor owner shall automatically assume responsibility for the ongoing administration of the Assets and shall remit to SongVest all Royalties due pursuant to this Agreement without any deduction, offset, recoupment, or administration fee of any kind. Seller acknowledges that injunctive relief and specific performance may be appropriate remedies for any breach of this Section.

6. Successors & Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns, heirs, executors and administrators. Either party may assign this Agreement or any of its rights or obligations hereunder to a third party which agrees to assume the assigning party’s obligations hereunder.

7. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 6):

If to Seller:	Sean Peace
3724 Congeniality Way
Raleigh, NC 27613

If to SongVest:	RoyaltyTraders, LLC dba SongVest 1053 East Whitaker Mill Road, Suite 115 Raleigh, NC 27604

8. Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, USA (without regard to its conflicts of law doctrines) as if this Agreement were entered into and wholly to be performed therein. All actions arising out of or relating to this Agreement shall be brought in the State or Federal courts in Davidson County, Tennessee, and the parties hereby submit to the jurisdiction of such courts. If any legal action or other proceeding is brought for the enforcement of this Agreement or as a result of a breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs insured in such action or proceeding in addition to any other relief to which such party may be entitled.

9. Entire Agreement; Modifications; Headings. This Agreement, together with the Closing Documents, constitute the entire understanding between the Parties with respect to the transactions contemplated herein and supersede all other agreements and understandings between the Parties; provided, however, that in the event of any conflict, the terms of this Agreement shall prevail. No modification of this Agreement shall be valid unless in writing and signed by both Parties. The titles and headings of the various articles and sections in this Agreement are intended solely for convenience of reference and are not intended for any other purpose whatsoever or to explain, modify, or place any construction on any of the provisions of this Agreement.

10. No Third-Party Beneficiary. The Parties acknowledge and agree that each Investor is an intended third-party beneficiary solely with respect to the economic right to receive Royalties under this Agreement. Notwithstanding the foregoing, each Investor has irrevocably and exclusively delegated all rights to enforce this Agreement to SongVest Pursuant to the terms under which each Investor subscribes through the SongVest platform. The existence of third-party beneficiary status shall not expand the duties, liabilities, or remedies of Seller or Songvest beyond those expressly set forth herein, and all limitation of liabilities, waivers, and restrictions contained in this Agreement shall apply equally to any claim asserted for the benefit of Investors.

11. Limitation of Liability. To the maximum extent permitted by applicable law, neither SongVest nor the Seller shall by liable to the other for any indirect, incidental, special, consequential, or punitive damages, including but not limited to loss of profits, loss of revenue, loss of data, or loss of business opportunity, arising out of or relating to this Agreement, whether based on contract, tort (including negligence), strict liability, or any other legal theory, even if such party has been advised of the possibility of such damages. In no event shall SongVest’s or the Seller’s aggregate liability arising out of or related to this Agreement exceed the greater of (i) the Purchase Price, or (ii) the Royalties paid or payable under this Agreement in the twelve (12) month period immediately preceding the event giving rise to the claim. This limitation of liability shall not apply to SongVest’s or the Seller’s gross negligence or willful misconduct. For the avoidance of doubt, all limitations of liability and waivers set forth in this Agreement apply to any claims asserted for the benefit of Investors, whether directly or indirectly.

12. Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signatures to be provided on following page]

IN WITNESS WHEREOF, the Parties have executed this Agreement under seal (each Party adopting the word “SEAL” as its true and lawful seal) as of the date first set forth above.

SongVest:

RoyaltyTraders LLC dba SongVest

By:	(SEAL)

Name:	Alex Guiva

Title:	Partner

Seller:

Sean Peace

By:	(SEAL)

Name:	Sean Peace

SCHEDULE A

PORTFOLIO/REVENUE SOURCES/PERCENTAGE INTERESTS

1. Royalty Period – With respect to each Asset, commencing on the date of the closing of the Offering and ending upon the expiration of copyright in such Asset.

2. Assets – The following are the type(s) of Assets contained in the Portfolio:

TITLE	ISRC	SELLER’S % INTEREST
“A LOVE SO BEAUTIFUL” “LEAN ON ME” “TIME, LOVE AND TENDERNESS” “SOUL OF MY SOUL” “A TIME FOR LETTING GO” “NEW LOVE” “I FOUND SOMEONE” “FOREVER ISN’T LONG ENOUGH”	See attached Exhibit B	100%

3. Percentage Interests – The Percentage Interest in Seller’s Revenue Sources is a maximum of One-Hundred Percent (100%), subject to clause 6, below.

4. Revenue Sources – The Revenue Sources from sales and/or exploitations of Assets are as follows:

A.	Type:

Master Income

B.	Share:

Producer’s Share

5. Distributors – The current Distributors, Labels, and/or PROs, as applicable, of Assets:

Sony Music - Sean Will be paid by Sony and will then pay Songvest

Sch. A-1

6. Purchase Price and Royalty Interest – The Purchase Price shall be equal to either (i) the “Minimum: set forth below; (ii) the “Maximum” set forth below; or (iii) a number in between the “Minimum” and “Maximum” set forth below:

●	Minimum: $1.00, which shall entitle SongVest to 1% Royalty Interest in the Royalties(1)

●	Maximum: $30,034.58, which shall entitle SongVest to a 100% Royalty Interest in the Royalties(1)

7. Artist – The musical group or recording artist whose performances are embodied in the Asset(s) are:

Title	Artist
“A LOVE SO BEAUTIFUL”	Michael Bolton
“LEAN ON ME”	Michael Bolton
“TIME, LOVE AND TENDERNESS”	Michael Bolton
“SOUL OF MY SOUL”	Michael Bolton
“A TIME FOR LETTING GO”	Michael Bolton
“NEW LOVE”	Michael Bolton
“I FOUND SOMEONE”	Michael Bolton
“FOREVER ISNT LONG ENOUGH”	Michael Bolton

(1)	For any Purchase Price that falls between the Minimum or Maximum amounts set forth above, the Royalty Interest in the Royalties to which SongVest shall be entitled will be calculated by multiplying the Purchase Price by a fraction, for which the numerator shall be the Purchase Price, and the denominator shall be the Maximum amount set forth above.

Sch. A-2

SCHEDULE B: FEES AND EXPENSES

SongVest intends to collect a fee equal to approximately 26% of the Purchase Price as compensation for its role in facilitating the Transaction.

The Purchase Price agreed to by the Seller herein is not reduced by the aforementioned fees. SongVest may elect to forego these fees at its sole discretion.

Sch. B-1

EXHIBIT A

________________

Sean Peace

Re:	Notice of Assignment of Income

Gentlepersons:

Reference is made to the Royalty Option Agreement, effective as of the Effective Date (the ‘Agreement’) by and between Sean Peace, individually and on behalf of its affiliates (Collectively, the “Seller”), and RoyaltyTraders LLC, d/b/a Songvest (the “Purchaser”). Capitalized terms used herein which are not defined herein shall have the meanings ascribed thereto in the Agreement.

As evidenced by the Agreement, Purchaser has acquired from Seller, throughout the world, the exclusive right to receive and collect the applicable Royalty Interest (as defined in the Agreement and Schedule A) of Seller’s share of royalties from the Performance Royalties (and other Assets) accrued and unpaid and hereafter accruing (the “Assigned Royalties”). Accordingly, from and after the applicable Closing Date(s), you are to remit to Purchaser all of the Assigned Royalties, regardless of when earned, to Purchaser, and send them along with any corresponding statements, notices and correspondence to:

RoyaltyTraders, LLC dba SongVest

Attn: Royalty Payments Dept.

1053 East Whitaker Road, Suite 115

Raleigh, NC 27604

Or electronically to finance@songvest.com

Please confirm your receipt of this notice.

Very Truly Yours,

Sean Peace

A-1

EXHIBIT B

Complete ISRC List

Title	ISRC
A LOVE SO BEAUTIFUL	USSM19501102
LEAN ON ME	USSM19303124
LEAN ON ME	USSM10700367
LEAN ON ME	USSM10315301
TIME, LOVE & TENDERNESS	USSM19100564
TIME, LOVE AND TENDERNESS	USSM19100564
TIME, LOVE AND TENDERNESS	USSM19100041
SOUL OF MY SOUL	USSM19300265
SOUL OF MY SOUL	USSM10304961
A TIME FOR LETTING GO	USSM19303126
NEW LOVE	USSM19100570
I FOUND SOMEONE	USSM19501115
I FOUND SOMEONE	USSM10111331
FOREVER ISNT LONG ENOUGH	USSM19100566

B-1